

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 1, 2008

Jerry A. Simmerly
President and Chief Executive Officer
American Patriot Financial Group, Inc.
3095 East Andrew Johnson Highway
Greeneville, Tennessee 37745

Re: American Patriot Financial Group, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the quarterly period ended March 31, 2008
Form 10-Q for the quarterly period ended June 30, 2008
Form 10-Q for the quarterly period ended September 30, 2008
File No. 000-50771

Dear Mr. Simmerly:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief